GRUPO CASA SABA FILES FORM 20-F

Mexico City, Mexico, June 29, 2007. - Grupo Casa Saba, S.A.B. de C.V. (NYSE: SAB), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications, and other products, filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Grupo Casa Saba’s website at www.casasaba.com. Shareholders may receive a hard copy of the report, which includes Grupo Casa Saba’s audited financial statements, free of charge through the contacts below.

Contacts:

Jorge Sánchez L.                                                  Alejandro Sadurni G.
jsanchez@casasaba.com                                   asadurni@casasaba.com
(52) (55) 5284 6672                                             (52) (55) 5284 6668